Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2023 and 2024. This section should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this interim report. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2023, and the notes thereto, which appear in our Prospectus for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission, or the SEC, on October 17, 2024.

In this report, as used herein, and unless the context suggests otherwise, the terms “Springview,” “Company,” “we,” “us” or “ours” refer to the combined business of SpringView Holdings Ltd and its subsidiaries and other consolidated entities. References to “dollar” and “US$” are to U.S. dollars, the lawful currency of the United States. References to “S$” are to Singapore dollars, the lawful currency of Singapore. References to “SEC” are to the Securities and Exchange Commission.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

Our company, through our indirect wholly owned subsidiary, Springview Enterprises Pte. Ltd. (“Springview Singapore”) designs and constructs residential and commercial buildings in Singapore.

Our projects cover four main types of work: (i) new construction, (ii) reconstruction, (iii) additions and alterations (A&A), and (iv) other general contracting services. For new construction, an existing house will be demolished and a new house will be rebuilt. Our reconstruction work involves replacement of a substantial part of a house. For A&A work, we focus on minor modifications to existing structures within an existing building’s requirements. We also provide other general contracting services, such as renovation and design consultation for our customers. Through conversations with our clients to understand their vision and budget constraints, we assist them in developing a feasible design concept.

Our projects are carried out in either (a) design and build mode or (b) construction mode. When we play a design and build role, we provide design input and also serve as the main contractor. For construction mode, we act only in the role of a contractor. For the design and build role, we collaborate with associated architectural firms to deliver tailored solutions consisting of conceptualized design drawings and detailed implementation plans which we then execute with the joint efforts of our experienced design team and construction team. For the contractor role, we provide our customers with quality construction work based on our team’s experience and existing relationships with architects and subcontractors.

With a considerable operating history dating back to 2002, we believe we have established a positive reputation in the busy Singapore real estate development market through customer relationships, leading to referrals from existing customers. Our operations team manages inquiries and feedback, working with subcontractors to address any issues that arise in our projects. We believe that effective communication through phone calls and instant messaging ensures quick issue resolution. In turn, we believe that our commitment to high-quality services and addressing customer feedback is vital for expanding our market share and ensuring overall business success of our company.

Factors Affecting Our Financial Condition and Results of Operations

Our results of operations have been and will continue to be affected by several factors, including those set out below:

We operate in a highly competitive industry and our competitors may be more successful in securing contracts

We face significant competition within the construction industry and certain of our competitors may have greater financial resources and manpower, stronger track record and more established reputation in the market that provide them with advantage in sourcing for new customers and business opportunities. Additionally, our competitors may be aggressive in their pricing policies or offer additional services to secure contracts in tenders that we participate in. We believe that we have developed a well-regarded reputation and notable branding in the market for completing high quality projects, and coupled with the strong relationships that we have nurtured and maintained with our customers, sub-contractors, suppliers and external consultants, all of which serve as reliable sources of new project referrals, will allow us to maintain our competitiveness in the market and acquire new customers effectively. However, if we are unable to maintain our reputation in delivering high quality projects in a timely manner to the satisfaction of our customers, we might not compete successfully with our competitors and may adversely affect our business and results of operations.

Our revenue and profitability are unpredictable due to the nature of our business

Revenue from our construction projects is non-recurring in nature and on a project-by-project basis, which results in unpredictability in our revenue and profitability from period to period. We recognize revenue from ongoing contracts based on percentage of work performed, and certain ongoing contracts may last for more than a year and the revenue from such projects may be recognized across financial years. The revenue and profitability recorded for a financial period may fluctuate depending on the stage of completion for our ongoing contracts and thus the short-term results of operations may not be indicative of future financial performance and prospects of our business. We are constantly active in building our contract pipeline via participation in tenders and seeking referrals from various channels in order to secure new contracts and achieve growth in revenue. However, there is no assurance that we are able to successfully secure new projects to replace completed projects, or continually secure projects that have a higher or comparable contract values and margins, which may materially and adversely affect our business and results of operations.

We generally depend on our subcontractors and suppliers to perform their obligations in order to bring our projects to completion and meet our customers’ requirements

The provision of construction services is highly demanding and requires our company to effectively co-ordinate and leverage both internal and external resources, the latter mainly involving subcontractors and suppliers. We are dependent on our subcontractors and suppliers to deliver quality product or services that we engage them for, such as supply of building materials and ventilation work, in order to fulfil our own contractual obligations to the customers in delivering completed projects based on the contracted scope of work and design. While we have developed and maintained strong relationships and rapport with several trusted suppliers and subcontractors that have been providing us with quality products and services in a timely manner, there is no assurance that they will continue to render products and services that meet our requirements in terms of quality and timing in the future. Further, despite our company’s best effort in screening the subcontractors that we engage for our projects for their competency based on several factors including track record, reputation, and price competitiveness, we bear certain risks associated with subpar or nonperformance by our subcontractors as the subcontractors do not have a direct contractual relationships with our customers, Moreover, we do not have any long-term agreements with our subcontractors or suppliers, and hence we cannot be assured that we can procure similar arrangements from our existing subcontractors or suppliers at a reasonable rate that meets our budget, or that we can successfully engage with alternative providers if such events do occur, which may result in our business and results of operations being materially and adversely impacted.

We are subject to several macro-economic, regulatory, social and other factors which are beyond our control

We operate within Singapore’s construction and major A&A industry and are affected by several factors including macro-economic, regulatory, social and political conditions which are beyond our company’s control. We depend on Singapore to continue to be a stable and attractive country for residency purposes as majority of our customers are residential homeowners seeking to build properties that fit their aspirations. The growth of our target customer segment in Singapore may be influenced by the country’s political and social stability, key policies and regulations related to taxation and immigration as well as overall business and market sentiment, all of which are beyond our control. Additionally, our business is also affected by inflation and interest rate environment. As of the date of this prospectus, we have witnessed the impact of inflation on our operations. For example, we have seen a rise in the prices of our construction materials and in the wages of our laborers as a result of inflation. In the event of heavier inflationary pressure in the future, our project costs could be elevated even further. There is no guarantee that we will be able to efficiently pass on the resulting rise in such costs to our customers. An increase in interest rates may also result in a higher borrowing cost for our business. There can be no guarantee that any of these factors beyond our control will not develop in a manner that may have an adverse and material effect on our business operations in the future.

Results of Operations

For the six months ended June 30, 2023 and 2024

The following tables set forth a summary of our unaudited condensed consolidated results of operations, in absolute amount and as a percentage of our net revenues for the six months ended June 30, 2023 and 2024. This information should be read together with our unaudited condensed consolidated financial statements and related notes. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended June 30,
	2023	2024	2024	Variance
	S$	S$	US$	S$	%
Revenue	3,203,460	4,961,318	3,657,710	1,757,858	47.0
Revenue from a related party	171,467	-	-	(171,467)	(100)
Total Revenue	3,374,927	4,961,318	3,657,710	1,586,391	47.0

Cost of revenue	(2,314,210)	(3,632,390)	(2,677,964)	(1,318,180)	46.6
Cost of revenue from a related party	(163,302)	-	-	163,302	(100)
Total Cost of revenue	(2,477,512)	(3,632,390)	(2,677,964)	(1,154,878)	46.6
Gross profit	897,415	1,328,928	979,746	431,513	48.1

Operating expenses
General and administrative expenses	(571,789)	(954,366)	(703,602)	(382,577)	66.9
Total operating expenses	(571,789)	(954,366)	(703,602)	(382,577)	66.9

Income from operations	325,626	374,562	276,144	48,936	15

Other income (expenses)
Interest expenses, net	(28,309)	(53,874)	(39,718)	(25,565)	90.3
Other income	3,570	2,789	2,056	(781)	（21.9)
Total other expense, net	(24,739)	(51,085)	(37,662)	(26,346)	106.5

Income before income taxes	300,887	323,477	238,482	(388,774)	7.5
Income tax expenses	(35,128)	(76,053)	(56,070)	(40,925)	116.5
Net income	265,759	247,424	182,412	(18,335)	（6.9)
Comprehensive income	265,759	247,424	182,412	(18,335)	(6.9)

Comparison of six months ended June 30, 2023 and 2024

Revenue

We generate revenue mainly from construction projects with the following major categories of work: (i) new construction, (ii) reconstruction, (iii) Addition & Alterations (A&A), and (iv) other general contracting services, such as renovation and design consultation. Due to our business nature, the majority of our revenue is driven by standalone projects with varying contract sizes on a non-recurring basis. We recognize revenue from our construction projects over time and referencing the stage of completion via input method, which is based on our actual costs incurred for the project during the period relative to the total estimated costs for the project.

The following table sets forth our revenue by revenue categories for the periods indicated.

	For the six months ended June 30,
	2023	2024	2024	Variances
	S$	S$	US$	S$	%
New construction	1,061,220	4,734,096	3,490,192	3,672,876	346
Reconstruction	835,098	-	-	(835,098)	(100)
A&A	1,031,272	227,222	167,518	(804,050)	(78)
Other general contracting services	447,337	-	-	(447,337)	(100)
Total revenue	3,374,927	4,961,318	3,657,710	1,586,391	47

During the six months ended June 30, 2023, and 2024, projects involving new construction work accounted for the largest proportion of our revenue generated for the periods, representing approximately 31.4% and 95.4% of the total revenue, respectively. Revenue from reconstruction work accounted for approximately 24.7% and 0% of the total revenue for the six months ended June 30, 2023 and 2024, respectively, while revenue from A&A work accounted for approximately 30.6% and 4.6% of the total revenue, respectively.

Our total revenue increased by S$1,586,391, or 47.0%, from S$3,374,927 for the six months ended June 30, 2023, to S$4,961,318 ($3,657,710) for the six months ended June 30, 2024. This increase is primarily driven by an increase in revenue recognized from new construction work of S$3,672,875, or 346%, from S$1,061,220 for the six months ended June 30, 2023 to S$4,734,096 ($3,490,192) for the six months ended June 30, 2024. This substantial increase is primarily attributed to two factors: First, we initiated a major new construction project with a contract sum of S$2.9 million in the first two quarters of 2024, which generated approximately S$0.9 million in revenue. Second, we ramped up work on three existing sizeable projects that started in the second half of 2023. These projects are worth up to S$7.4 million in total, with S$3.2 million revenue recognized in the first half of 2024.

Revenue recognized from reconstruction work declined by S$835,098, or 100%, from S$835,098 for the six months ended June 30, 2023 to S$0 ($0) for the six months ended June 30, 2024. This decline resulted from the completion of the last project in August and November 2023, with no new reconstruction projects initiated in the subsequent period. Similarly, revenue recognized from A&A work declined by S$804,050 or 78%, from S$1,031,272 for the six months ended June 30, 2023 to S$227,222 ($167,518) for the six months ended June 30, 2024, due to more work was performed in the earlier period with two major projects done to near completion in December 2023, and no new A&A work initiated in the subsequent period. Additionally, our other general contracting services also decreased by 447,337, or 100%, from S$447,337 for the six months ended June 30, 2023 to S$0 (US$0) for the six months ended June 30, 2024, primarily due to the absence of new design consultancy services in the first two quarters of 2024.

	For the six months ended June 30,
	2023	2024	2024	Variances
	S$	S$	US$	S$	%
Commercial customers	1,223,723	-	-	(1,223,723)	(100)
Residential customers	2,151,204	4,961,318	3,657,710	2,810,114	130.6
Total revenue	3,374,927	4,961,318	3,657,710	1,586,391	47.0

All of our revenue is derived from projects contracted with residential customers for the six months ended June 30, 2024. Revenue from commercial customers decreased by S$1,223,723, or 100% from S$1,223,723 for the six months ended June 30, 2023 to nil for the six months ended June 30, 2024. This decrease is primarily due to no revenue being recognized for this project in the first half of 2024, and the absence of design consultancy services during this period. Revenue from residential customers increased by S$2,810,114, or 130.6% from S$2,151,204 for the six months ended June 30, 2023 to S$4,951,318 for the six months ended June 30, 2024. This increase is primarily due to more revenue being recognized for the new construction projects in the first half of 2024.

Cost of revenue

	For the six months ended June 30,
	2023	2024	2024	Variances
	S$	S$	US$	S$	%
Subcontracting costs	860,651	1,669,193	1,230,605	808,542	93.9
Material costs	642,743	782,421	576,836	139,678	21.7
Labor costs	522,256	661,511	487,696	139,255	26.7
Equipment rental and site costs	144,526	179,074	132,022	34,548	23.9
Other direct costs	307,336	340,191	250,805	32,855	10.7
Total cost of revenue	2,477,512	3,632,390	2,677,964	1,154,878	46.6

The cost of revenue primarily consisted of subcontracting costs, material costs, labor costs, equipment rental and site costs and other direct costs incurred in contract performance. The total cost of revenue increased by S$1,154,878, or 46.6%, from S$2,477,512 for the six months ended June 30, 2023, to S$3,632,390 ($2,677,964) for the six months ended June 30, 2024. The approximately 93.9% overall increase in cost of revenue was in line with our increase in revenue, and primarily driven by a higher subcontracting cost incurred, which increased by S$ 808,542, or 93.9%, from S$860,651 for the six months ended June 30, 2023 to S$1,669,193 ($1,230,605) for the six months ended June 30, 2024. This increase was primarily driven by our strategic decision to secure and execute larger projects, which necessitated higher engagement with subcontractors. The larger projects with higher contract sums required more specialized subcontractor services, resulting in a significant increase in subcontracting expenses.

On the other hand, material costs showed a modest increase, rising by S$139,678, from S$642,743 to S$782,421 ($576,836). This 21.7% increase can be attributed to the procurement of higher-quality materials to meet the specifications of our larger projects, although the increase was contained through better pricing negotiations with suppliers. Labor costs increased by S$139,255, from S$522,256 to S$661,511 ($487,696), reflecting a 26.7% increment. This increase was largely due to higher number of workers. Lastly, equipment rental and site costs also rose slightly by S$34,548, from S$144,526 to S$179,074 ($34,548), representing an 23.9% increment, driven by the need for additional equipment to support our expanding project portfolio. These increases reflect our strategic investments in quality materials, skilled labor, and necessary equipment to meet project demands.

Gross Profit

For the six months ended June 30, 2023 and 2024, our gross profits were S$897,415 and S$1,328,928 ($979,746), respectively, and our gross profit margins were approximately 26.6% and 26.8%, respectively. Our gross profit increased by S$431,513, or approximately 48.1% primarily due to the significant increase in revenue recognized due to the larger projects that we worked on for the six months ended June 30, 2024.

General and Administrative Expenses

The following table sets forth a breakdown of our general and administrative expenses for the periods indicated.

	For the six months ended June 30,
	2023	2024	2024	Variances
	S$	S$	US$	S$	%
Staff expenses	339,352	379,607	279,864	40,255	11.9
Depreciation and amortization	32,826	14,049	10,358	(18,777)	(57.2)
Lease expenses	63,916	79,916	58,918	16,000	25.0
Medical and insurance expenses	35,353	32,064	23,639	(3,289)	(9.3)
Transport and entertainment	41,252	40,792	30,074	(460)	(1.1)
Professional fees	12,300	365,297	269,314	352,997	2,869.9
Provision for fines and charges	-	15,225	11,225	15,225	100
Other miscellaneous expenses	46,790	27,416	20,210	(19,374)	(41.4)
General and administrative expenses	571,789	954,366	703,602	382,577	66.9

General and administrative expenses consisted primarily of staff expenses, depreciation and amortization, operating lease expenses, medical and insurance, transport and entertainment, professional fees, provision for fines and charges and other miscellaneous expenses. General and administrative expenses increased by S$382,577 or approximately 66.9%, from S$571,798 for the six months ended June 30, 2023, to S$954,366 ($703,602) for the six months ended June 30, 2024, mainly due to an increase in professional fees resulted from incurrence of accounting, auditing in connection with the preparation and audit of financial statements under US GAAP. Additionally, staff expenses increased by S$40,255, or approximately 11.9%, from S$339,352 to S$379,607 ($279,864), mainly due to the increased number of employees from 63 to 74 to support our business and operation expansion. Lease expenses increased by S$16,000 or approximately 25.0% from S$63,916 to S$79,916 ($58,918) due to the new staff accommodation.

Interest Expenses, Net

Interest expenses, net mainly included accrued interest from loans and borrowings, lease liabilities and amount due to a related party. Interest expenses, net increased by S$25,565, or approximately 90.3% from S$28,309 for the six months ended June 30, 2023, to S$53,874 ($39,718) for the six months ended June 30, 2024. The increase was mainly due to an increased in amount borrowed from loans and borrowings from S$28,309 for the six months ended June 30, 2023 to S$49,015 (US$36,136) for the six months ended June 30, 2024

Other Income

Other income primarily consisted of government grants and other miscellaneous income. Other income decreased by S$781 or approximately 21.9% from S$3,570 for the six months ended June 30, 2023, to S$2,789 (US$2,056) for the six months ended June 30, 2024. This decline was primarily due to a reduction in government support.

Income Tax Expense

Our income tax expenses were S$35,128 and S$76,053 ($56,070) for the six months ended June 30, 2023 and 2024, respectively. We incurred higher income tax expenses for the six months ended June 30, 2024 which is in line with our higher income before income taxes provision resulting primarily from higher revenue and gross profit recognized for the period.

Net Income

As a result of the foregoing, our profit for the year decreased by S$18,335, or approximately 6.9%, from S$265,759 for the six months ended June 30, 2023, to S$247,424 ($182,412) for the six months ended June 30, 2024.

Earnings Per Share

Our earnings per share decreased by approximately S$0.002, or 19.4%, from approximately S$0.013 for the six months ended June 30, 2023 to approximately S$0.012 ($0.009) for the six months ended June 30, 2024. The computation of earnings per share is based on 20,000,000 of the total issued and outstanding shares of our Class A Shares and Class B Shares, retrospectively after a reorganization of our company.

Liquidity and Capital Resources

As of December 31, 2023 and June 30, 2024, our cash balances amounted to approximately S698,106 and S$153,914 ($113,472), respectively, and our current assets were S$6,048,082 and S$5,590,235 ($4,121,377), respectively, and our current liabilities were S$3,363,968 and S$2,966,337 ($2,186,919), respectively. For the six months ended June 30, 2023 and 2024, we generated profit of S$265,759 and S$247,424 ($182,412), respectively.

On October 17, 2024, we completed the initial public offering (the “IPO”) by issuing 1,500,000 Class A Ordinary Shares at a public offering price of $4.00 per share, for aggregate gross proceeds of approximately $6.0 million. The net proceeds to the Company from the IPO, after deducting the underwriting discount, the underwriters’ fees and expenses, and the Company’s estimated offering expenses, were approximately $5.2 million.

Cash Flows Analysis

For the six months ended June 30, 2024 and 2023

The following table sets forth a summary of our cash flows for the periods indicated.

	For the six months ended June 30,
	2023	2024	2024
	S$	S$	US$
Net cash used in operating activities	(106,977)	(186,104)	(137,205)
Net cash provided by investing activities	-	-	-
Net cash used in financing activities	(127,032)	(358,088)	(263,999)
Net changes in cash	(234,009)	(544,192)	(401,204)
Cash at the beginning of the period	348,685	698,106	514,676
Cash at the end of the period	114,676	153,914	113,472

Operating Activities

Changes in cash flow from operating activities from the six months ended June 30, 2023 to the month ended June 30, 2024

We had net cash used in operating activities of S$186,104 ($137,205) for the six months ended June 30, 2024, compared to net cash used in operating activities of S$106,977 for the six months ended June 30, 2023. The increase in cash flow used in operating activities for six months ended June 30, 2024, is primarily a result of:

(1)	a decrease in net income of S$51,483 mainly due to an increase in professional fees resulted from incurrence of accounting, auditing and legal fees in connection to our preparation of an initial public offering; and

(2)	a decrease in accounts receivable of S$291,713 ($215,065) for the six months ended June 30, 2024, as compared to an increase in accounts receivable of S$136,972 for the six months ended June 30, 2023, mainly due to most accounts receivables being collected as of June 30, 2024 and

(3)	an increase in contract assets of S$483,734 ($356,631) for the six months ended June 30, 2024, as compared to an increase in contract assets of S$163,925 for the six months ended June 30, 2023, as more work was performed for the latter period resulting in higher amount of revenue recognized but has yet to be billed to the customers; and

(4)	partially offset by a decrease in accounts payable of S$725,371 ($534,777) for the six months ended June 30, 2024, as compared to a decrease in accounts payable of S$402,477 for the six months ended June 30, 2023, as the Company settled more accounts payable during the six months ended June 30, 2024 since the payment due dates has been arrived.

Investing Activities

For the six months ended June 30, 2023 and 2024, no investing activities occurred.

Financing Activities

For the six months ended June 30, 2023, net cash used in financing activities was S$127,032 which was primarily consisted of proceeds from loans and borrowings of S$300,000 and offset by repayment of loans and borrowings of S$195,589, repayment of amount due to a related party of S$202,715 and payment for finance lease obligations of S$28,728.

For the six months ended June 30, 2024, net cash provided by financing activities was S$358,089 ($263,999) which was primarily consisted of consisted of proceeds from loans and borrowings of S$319,713 ($235,708) and offset by repayment of loans and borrowings of S$233,756 ($172,336) and payment of offering cost of S$435,297 ($320,921).

Contingencies

In the normal course of business, our company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. Our company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. Our company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

As of June 30, 2024 and December 31, 2023, our company is subject to legal proceeding from a charge by Ministry of Manpower for an offence under Section 12(1) of the Workplace Safety and Health Act for failure to take measure to ensure the safety of its employees at work in one of its construction projects in 2019 which resulted in injuries to one worker and one fatality. Our company has claimed trial to this charge. For the same incident, our company was also charged under Section 5 of the Building Control Act for carrying out building work that was not approved by the Commissioner of Building Control. Additionally, our company is also subject to a claim from an employee of a subcontractor for a construction project for damages arising out of injuries and loss suffered as a result of work accident at the project site. The claimant seeks to hold our company and the subcontractor jointly and severally liable for the claim.

As of June 30, 2024 and December 31, 2023, our company’s accrued provision for the legal proceedings was S$385,000 ($283,840) and $385,000, respectively. For the six months ended June 30, 2023 and 2024, our company’s provision for estimated litigation loss was nil and nil, respectively

Capital Expenditures

No capital expenditures were incurred for the six months ended June 30, 2023 and 2024, as there were no purchases of property, plant, or equipment.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s deficit/(equity) or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contractual Obligations

For the six months ended June 30, 2024

The following table sets forth certain contractual obligations as of June 30, 2024 and the timing and effect that such obligations are expected to have on our liquidity and capital requirements in future periods:

As of June 30,	2025	2026	2027	2028	2029	Total	Total
	S$	S$	S$	S$	S$	S$	US$
Financial liabilities
Loans and borrowings	411,477	264,951	256,713	225,720	32,266	1,191,127	878,153
Operating lease obligations	161,388	41,803	20,000	-	-	223,191	164,547
Finance lease obligations	50,172	50,172	34,454	22,494	2,449	159,741	117,768
Total contractual obligations	623,037	356,926	311,167	248,214	34,715	1,574,059	1,160,468

Concentration of Credit Risk

Financial instruments that potentially subject our company to the concentration of credit risks consist of cash, accounts receivable and amounts due from a related party. The maximum exposures of such assets to credit risks are their carrying amounts as of the balance sheet dates. Our company deposits its cash with financial institutions located in Singapore. As of December 31, 2023 and June 30, 2024, S$698,106 and S$153,914 ($113,472) were deposited with financial institutions located in Singapore. The Deposit Protection Scheme introduced by the Singapore Government insured each depositor at one bank for a maximum amount of S$75,000. Our company believes that no significant credit risk exists as these financial institutions have high credit quality and our company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, our company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Our company determines its allowance for credit losses for account receivable using an aging schedule. Our company estimates the credit loss rates based on historical loss information, aging of receivables and management’s judgements, including current and reasonable and supportable forecasted economic conditions compared to the economic conditions using the historical information. The management believes that its contract acceptance, billing and collection policies are adequate in minimizing material credit risk. Application of progress payment of contract work is made on a regular basis. Our company seeks to maintain strict control over its outstanding receivables.

Credit risk on amounts due from a related party is not significant as the timing of payment is controlled by common director and shareholders taking into account cash flow requirements of our company and there has been no significant increase in the risk of default nor impairment recognized on the amounts due from a related party since initial recognition.

Currency risk

Our company’s operating activities are transacted in S$. Foreign exchange risk may arise from future commercial transactions, and from fluctuations and the degree of volatility of foreign exchange rates between $ and S$.

Concentration of Customers

For the six months ended June 30, 2023, four customers accounted for approximately 23%, 18%, 17% and 16% of the company’s total revenue. For the six months ended June 30, 2024, four customers accounted for approximately 28%, 24%, 18% and 13% of the company’s total revenue.

As of December 31, 2023, three customers accounted for approximately 12%, 23% and 65% of the total accounts receivable. As of June 30, 2024, three customers accounted for approximately 45%, 44% and 11% of the total accounts receivable.

Concentration of Vendors

For the six months ended June 30, 2023 and 2024, our company did not have significant suppliers or subcontractors accounting for more than 10% of total purchases.

The table below sets out the suppliers or subcontractors who accounted for 10% or more of our company’s total accounts payable as of December 31, 2023 and June 30, 2024.

		Percentage of accounts payable (%)
Name of Supplier/Subcontractor	Products/services supplied	As of December 31, 2023	As of June 30, 2024
Subcontractor A	Subcontract service	18	27
Subcontractor D	Subcontract service	11	3

Critical Accounting Policies and Use of Estimates

Our consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Out of our significant accounting policies, which are described in Note 3 — Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Form F-1, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgement, estimates and assumptions. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable. Authoritative pronouncements, historical experience and information, information that is currently available to our company and assumptions that our company believes to be reasonable under the circumstances are used as the basis for making estimates and judgements. Actual results may differ from these estimates.

Revenue Recognition

Our company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2021 using the modified retrospective approach. Our company’s accounting for revenue recognition remains substantially unchanged prior to adoption of ASC 606. The effect from the adoption of ASC 606 was not material to our company’s consolidated financial statements.

Our company recognizes revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which our company expects to receive in exchange for those services. The following five steps defined under ASC 606 are applied to achieve the core principle of revenue standard:

(i)	identify the contract with the customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations in the contract; and

(v)	recognize revenue when our company satisfies a performance obligation.

Our company generates revenue mainly from construction projects with the following major categories of works: (i) new construction, (ii) reconstruction, (iii) A&A, and (iv) other general contracting services, such as renovation and design consultation. For new construction, the existing house will be demolished, and a new house will be rebuilt. Reconstruction works involve replacement of substantial part of the house. For A&A works, minor modifications are made to existing structures within the existing building requirements while other general contracting services include renovation and design consultation services.

	For the six months ended June 30,
	2023	2024	2024
	S$	S$	$
New construction	1,061,220	4,734,096	3,490,192
Reconstruction	835,098	-	-
A&A	1,031,272	227,222	167,518
Other general contracting services	447,337	-	-
Total revenue	3,374,927	4,961,318	3,657,710

Our company assessed that the four major categories of revenue share the substantially the same characteristics and nature of terms in our contracts with customers and follows the same pattern of transfer of promised services to customers, and thus apply the same revenue recognition policies to all our revenue.

Our company enters into construction contracts with customers that create enforceable rights and obligations and for which it is probable that our company will collect the consideration to which it will be entitled as services are transferred to the customers. It is standard practice for our company to have the agreements with our customers in writing. All the agreements have commercial substance, as each contract with the customer has payment terms specified based upon fulfilment of certain conditions and agreed methods charged on monthly basis. Our company will submit monthly progress claim to the customer, and after our company receives the interim progress certificate certified by the appointed quantity surveyor, our company will issue a sales invoice to the customer. As our company’s customers are required to pay at different billing stages over the contract period, such progress payments limit our company’s exposure to credit risk. Our company also reasonably expects that the effects on the financial statements of applying ASC 606 to the portfolio of contracts would not differ materially from applying ASC 606 to the individual contracts within that portfolio.

Our company is responsible for a series of work including but not limited to those stated under the scope of work, which can include the design of the project, obtaining the relevant permits and approvals from authorities, engineering, site clearance, procurement of materials, construction and interior fitting-out/installation as part of the contract. Our company believes these services are not distinct as they are highly interrelated and the contract includes a significant service of integrating the various services into the combined work the customer is contracting for, which is the completed property. The contracts may include retentions paid at the end of the project as a warranty to ensure our company meets the contract requirements. However, since the customer does not have the option to separately purchase the warranty and there are no additional services to the customer during the retention period, such warranty is not recognized as a separate performance obligation. Our company has concluded that the promises to be delivered on the construction contract would be one single performance obligation, and therefore no allocation of the transaction price is required.

Our company’s contracts with each customer are with fixed price and provide for milestone billings based upon the attainment of specific project objectives to ensure our company meets the contractual requirements. The contract does not have variable consideration. However, the contract subject to modification in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Contract modification is accounted for as part of the existing contract as the remaining work is not distinct and form part of a single performance obligation that is partially satisfied at the date of the contract modification. The impact of contract modification has on the contract price and our company’s measure of progress towards complete satisfaction of the performance obligation is recognized as a cumulative catch-up adjustment to revenue at the date of contract modification.

Our company is not required to assess whether a contract contains a significant financing component if our company expects, at contract inception, that the period between payment by the customers and the transfer of promised services to the customers will be less than one year. Further, our company believes that with its monthly progress billings there is no financing component in its contracts. There are no non-cash and payable consideration for any services provided by our company.

Critical Accounting Estimates

Our company recognizes revenue based on our company’s actual contract costs incurred to the satisfaction of a performance obligation relative to the total estimated costs for the satisfaction of that performance obligations. This input method faithfully depicts the transfer of value to the customer when our company is satisfying a performance obligation that includes several interrelated tasks or activities for a combined output that requires our company to coordinate the work of subcontracts and employees. The critical estimate is the total estimated costs, which includes labor, materials, overhead, and subcontractor expenses. Accurate estimates are vital to avoid cost overruns and ensure profitability and is crucial to the revenue recognition based on the calculation of percentage of completion. To ensure the reasonableness of the total estimated cost, we usually rely on historical data, industry benchmarks, and professional expertise to develop these estimates on individual project level. Regular reviews and adjustments are necessary as new information becomes available throughout the project lifecycle. The following describes how we apply the key assumptions:

Project Scope: Changes in the project scope can affect cost estimates and, consequently, the completion percentage.

Schedule Variability: Delays or accelerations in project timelines can impact the percentage of completion.

Cost Overruns and Underruns: Unexpected increases or decreases in costs can skew percentage calculations. Regularly updating estimates is critical.

Forecasting Future Costs: Accurate forecasting of remaining costs is crucial. This may involve historical data, industry standards, and professional judgment based on project specifics and conditions.

Contract costs typically include direct labor, subcontract, professional costs, material and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. No significant changes to estimated costs has occurred and there is no material impact on its revenue recognition for the six months ended June 30, 2023 and 2024.

When the current estimates of the total amount of consideration expected to be received in exchange for transferring promised goods or services to the customer, and contract costs indicate a loss, a provision for the entire loss on the contract is made as soon as the loss become evident. An adjustment is also made to reflect the effects of the customer’s credit risk. The loss on a contract is reported as an additional contract cost (an operating expenses), and not as a reduction of revenue or a non-operating expense. The total loss on contracts is negligible for the six months ended June 30, 2023 and 2024.

Our company recognizes revenue over time for all projects throughout the contract period.

Recently Issued Accounting Pronouncements

Our company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), our company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements and is intended to improve disclosures about a public entity’s reportable segments and addresses requests from investors and other allocators of capital for additional, more detailed information about a reportable segment’s expenses. The amendments are effective for fiscal years beginning after December 15, 2023 and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. Our company is currently evaluating this ASU to determine its impact on our company’s disclosures.

Except as mentioned above, our company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our company’s consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

SPRINGVIEW HOLDINGS LTD

SPRINGVIEW HOLDINGS LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,	As of June 30,
	2023	2024	2024
	S$ (Audited)	S$ (Unaudited)	$ (Unaudited)
Assets
Current assets
Cash	698,106	153,914	113,472
Accounts receivable, net	314,572	22,858	16,852
Accounts receivable due from a related party	145,842	105,053	77,450
Contract assets	4,813,313	5,297,048	3,905,226
Other assets – current	76,249	11,362	8,377
Total current assets	6,048,082	5,590,235	4,121,377
Non-current assets
Property and equipment, net	7,861	5,703	4,205
Right-of-use assets, net	295,174	357,070	263,248
Other assets – non-current	411,070	631,245	465,382
Total non-current assets	714,105	994,018	732,835
Total assets	6,762,187	6,584,253	4,854,212
Liabilities and shareholders’ deficit
Current liabilities
Accounts payable	1,354,368	628,998	463,726
Contract liabilities	—	50,000	36,862
Other payables and accruals	776,424	839,228	618,717
Amount due to related parties	604,229	904,040	666,500
Loans and borrowings – current	429,603	343,410	253,178
Operating lease liabilities – current	136,566	156,807	115,605
Finance lease liabilities – current	62,778	43,854	32,331
Total current liabilities	3,363,968	2,966,337	2,186,919
Non-current liabilities
Deferred tax liabilities, net	578,383	654,436	482,481
Loans and borrowings – non-current	836,662	689,099	508,035
Operating lease liabilities – non-current	42,217	55,922	41,228
Finance lease liabilities – non-current	73,173	103,251	76,121
Total non-current liabilities	1,530,435	1,502,708	1,107,865
Total liabilities	4,894,403	4,469,045	3,294,784
Commitments and contingencies

Shareholders’ equity
*Class A Ordinary Shares, $0.0001 par value, 400,000,000 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2023 and June 30, 2024	1,352	1,352	1,000
*Class B Ordinary Shares, $0.0001 par value, 100,000,000 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2023 and June 30, 2024	1,352	1,352	1,000
Additional paid-in capital	997,296	997,296	735,246
Accumulated earnings	867,784	1,115,208	822,182
Total shareholders’ equity	1,867,784	2,115,208	1,559,428
Total liabilities and shareholders’ equity	6,762,187	6,584,253	4,854,212

*	The shares and per share information are presented on a retrospective basis to reflect the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SPRINGVIEW HOLDINGS LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the six months ended June 30,
	2023	2024	2024
	S$ (Unaudited)	S$ (Unaudited)	$ (Unaudited)
Revenue	3,203,460	4,961,318	3,657,710
Revenue from a related party	171,467	—	—
Total revenue	3,374,927	4,961,318	3,657,710

Cost of revenue	(2,314,210)	(3,632,390)	(2,677,964)
Cost of revenue from a related party	(163,302)	—	—
Total Cost of revenue	(2,477,512)	(3,632,390)	(2,677,964)
Gross profit	897,415	1,328,928	979,746

Operating expenses
General and administrative expenses	(571,789)	(954,366)	(703,602)
Total operating expenses	(571,789)	(954,366)	(703,602)

Income from operations	325,626	374,562	276,144

Other income (expenses)
Interest expenses, net	(28,309)	(53,874)	(39,718)
Other income	3,570	2,789	2,056
Total other expense, net	(24,739)	(51,085)	(37,662)

Income before income taxes	300,887	323,477	238,482
Income tax expenses	(35,128)	(76,053)	(56,070)
Net income	265,759	247,424	182,412

Comprehensive income	265,759	247,424	182,412

Weighted average number of outstanding ordinary shares
*Basic and diluted	20,000,000	20,000,000	20,000,000
Earnings per share
Basic and diluted	0.01	0.01	0.01

*	The shares and per share information are presented on a retrospective basis to reflect the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SPRINGVIEW HOLDINGS LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/ EQUITY

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	*Shares	Amount	*Shares	Amount	capital	deficit	deficit
		S$		S$	S$	S$	S$
Balance at January 1, 2023	10,000,000	1,352	10,000,000	1,352	997,296	(1,522,382)	(522,382)
Net income	—	—	—	—	—	265,759	265,759
Balance at June 30, 2023 (Unaudited)	10,000,000	1,325	10,000,000	1,325	997,296	(1,256,623)	(256,623)
Balance at June 30, 2023 ($) (Unaudited)	10,000,000	1,000	10,000,000	1,000	737,481	(929,249)	(189,768)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	*Shares	Amount	*Shares	Amount	capital	earnings	equity
		S$		S$	S$	S$	S$
Balance at January 1, 2024	10,000,000	1,352	10,000,000	1,352	997,296	867,784	1,867,784
Net income	—	—	—	—	—	247,424	247,424
Balance at June 30, 2024 (Unaudited)	10,000,000	1,352	10,000,000	1,352	997,296	1,115,208	2,115,208
Balance at June 30, 2024 ($) (Unaudited)	10,000,000	1,000	10,000,000	1,000	735,246	822,182	1,559,428

*	The shares and per share information are presented on a retrospective basis to reflect the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SPRINGVIEW HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2023	2024	2024
	S$ (Unaudited)	S$ (Unaudited)	$ (Unaudited)
Cash flows from operating activities
Net income	265,759	247,424	182,412
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment	1,653	2,157	1,590
Amortization of right-of-use assets	91,748	106,865	78,786

Changes in operating assets and liabilities
Accounts receivable, net	136,972	291,713	215,064
Contract assets	(163,925)	(483,734)	(356,631)
Accounts receivable due from a related party	(171,467)	40,789	30,072
Other assets	6,402	404,439	298,171
Accounts payable	(402,477)	(725,371)	(534,777)
Other payables and accruals	(29,585)	(61,625)	(45,433)
Contract liabilities	183,132	50,000	36,862
Income tax payable	35,172	—	—
Deferred tax liabilities	—	76,053	56,070
Operating lease liabilities	(60,361)	(134,814)	(99,391)
Net cash used in operating activities	(106,977)	(186,104)	(137,205)

Cash flows from financing activities
Proceeds from loans and borrowings	300,000	—	—
Proceeds from a related party	—	319,713	235,708
Payment for deferred offering costs	—	(435,297)	(320,921)
Repayment of amount to a related party	(202,715)	(19,902)	(14,673)
Repayment of loans and borrowings	(195,589)	(233,756)	(172,336)
Payments for finance lease liabilities	(28,728)	11,154	8,223
Net cash used in financing activities	(127,032)	(358,088)	(263,999)

Net changes in cash	(234,009)	(544,192)	(401,204)
Cash at beginning of the year	348,685	698,106	514,676
Cash at end of the year	114,676	153,914	113,472

Supplement disclosures of cash flow information
Interest paid	28,309	43,552	32,109
Offset amount due to a related party	499,925	663,737	489,337

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 and 2024

Note 1 — NATURE OF BUSINESS AND ORGANIZATION

Springview Holdings Ltd (the “Company” or “Springview (Cayman)”) is a holding company incorporated on September 27, 2023 in Cayman Islands while Springview (BVI) Ltd was incorporated on October 11, 2023 in the BVI with the Company being the sole shareholder of Springview (BVI) Ltd. The Company conducts its business primarily through its indirect wholly-owned subsidiary in Singapore, Springview Enterprises Pte. Ltd., providing four main types of works: (i) new construction, (ii) reconstruction, (iii) Additions and Alterations (A&A), and (iv) other general contracting services. For new construction, the existing house will be demolished, and a new house will be rebuilt. Reconstruction works involve replacement of substantial part of the house. For A&A works, minor modifications are made to existing structures within the existing building requirements while other general contracting services include renovation and design consultation services. The Company is a holding company with no business operation.

As at June 30, 2024, subsidiary of the Company includes the following entity:

Entity	Date of incorporation	Place of incorporation	Ownership	Principal activities
Springview (BVI) Ltd (Springview (BVI))	October 11, 2023	British Virgin Islands	100% owned by Springview (Cayman)	Investment holding
Springview Enterprises Pte. Ltd. (Springview (S))	June 3, 2002	Singapore	100% owned by Springview (BVI)	General contractors (Building construction including major upgrading works)

Pursuant to a group reorganization (the “Reorganization”) to rationalize the structure of the Company and its subsidiary in preparation for the listing of the Company’s shares, the Company became the holding company on December 1, 2023. The Company and its subsidiary were under common control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the Reorganization, which have been accounted for as reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

Note 2 — LIQUIDITY

In assessing the Company’s liquidity, the Company monitors and analyzes its cash balances and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

As of December 31, 2023 and June 30, 2024, the Company’s cash balances amounted to approximately S$698,106 and S$153,914 ($113,472) respectively. For the six months ended June 30, 2023 and 2024, we generated profit of S$265,759 and S$247,424 ($182,412), respectively. In addition to cash in bank, the Company has other current assets mainly composed of accounts receivable, accounts receivable due from a related party, contract assets and amounts due from a related party amounting to approximately S$5,273,727 and S$ 5,424,959 ($3,999,527) as of December 31, 2023 and June 30, 2024. All of them are short-term in nature and can be collected back within the Company’s operating cycles to support the Company’s liquidity needs.

On October 17, 2024, the Company completed its initial public offering (the “IPO”) by issuing 1,500,000 Class A Ordinary Shares at a public offering price of $4.00 per share, for aggregate gross proceeds of approximately $6.0 million. The net proceeds to the Company from the IPO, after deducting the underwriting discount, the underwriters’ fees and expenses, and the Company’s estimated offering expenses, were approximately $5.2 million.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — LIQUIDITY (cont.)

Based on the management’s assessment of the future liquidity and performance of the Company and its available sources of financing, the Company believes that the current cash and cash flows generated from the Company’s future operating and financing activities will be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements.

Note 3 — Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All inter-company transactions and balances between the Company and its subsidiary have been eliminated upon consolidation. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Risks and uncertainties

The main operations of the Company are in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. The Company believes that it is following existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, management evaluates estimates, including but not limited to, those related to allowance for credit losses, determination of the useful lives of property and equipment, impairment of long-lived assets, right-of-use assets, financing lease liabilities, revenue recognition, allowance for deferred tax assets and contingencies. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable. As a result, management makes judgments regarding the carrying values of the Company’s assets and liabilities that are not readily apparent from other sources. Authoritative pronouncements, historical experience and information, information that is currently available to the Company and assumptions that the Company believes to be reasonable under the circumstances are used as the basis for making estimates and judgements. Actual results may differ from these estimates.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Foreign currency translation

The accompanying consolidated financial statements are presented in the Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currency of the Company in the Cayman Islands is United States Dollars (“$”), its subsidiaries which are incorporated in British Virgin Islands and Singapore are United States Dollars (“$”) and Singapore Dollars (“S$”) respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date.

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and comprehensive income and consolidated statements of cash flows from S$ into $ as of and for the six months ended June 30, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of $1 = S$1.3564, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into $ at such rate or at any other rate.

Cash

Cash consists of demand deposit placed with commercial banks, which is unrestricted as to withdrawal and use and have original maturities of less than three months. Cash balances in bank accounts in Singapore with maximum amount of S$75,000 are insured under the Deposit Protection Scheme introduced by the Singapore government. Management believes that the commercial banks are of high credit quality and continually monitors the credit worthiness of these commercial banks.

Accounts receivable, net

On January 1, 2022, the Company adopted ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology, which requires consideration of a broader range of information to estimate credit losses over the lifetime of the asset, including current conditions and reasonable and supportable forecasts in addition to historical loss information, to determine expected credit losses and applies to the measurement of impairment on financial assets measured at amortized cost, which includes trade receivable. Therefore, estimates of expected credit losses on trade receivables over their life will be required to be recorded at inception, based on historical information, current conditions, and reasonable and supportable forecasts.

Under ASU 2016-13, the Company has exposure to credit losses for financial assets, which include accounts receivable. The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable balances, credit quality and specific risk characteristics of its customers, current economic conditions, forward-looking information including economic, regulatory, technological, environmental factors (such as industry prospects, GDP, employment, etc.), reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company has adopted the loss rate method to calculate the credit loss and considered the reverent factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate.

Financial assets are presented as net of the allowance for credit losses in the consolidated balance sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the consolidated statements of income and comprehensive income. Write-offs are recorded in the period in which the asset is deemed. to be uncollectible. As of December 31, 2023 and June 30, 2024, the allowance for credit losses of accounts receivable was S$30,916 and S$19,735 ($14,550), respectively.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Other assets

Other assets, current and non-current, primarily consist of prepaid expenses, advance to suppliers and deposits for leases and tenders. These amounts bear no interest. Management reviews its prepayments, advances and refundable deposits placed with counterparties on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of June 30, 2024, no allowance was deemed necessary. Management believes that these counterparties are of high credit quality and continually monitors the credit worthiness of these counterparties.

Deferred offering costs

Deferred offering costs consist of legal, underwriting fees and other costs incurred through the balance sheet date that are directly related to the proposed public offering. These costs, together with the underwriting discounts and commissions. will be charged to additional paid-in capital upon completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2023 and June 30, 2024, the Company has incurred S$324,955 and S$559,727 ($412,656) of deferred offering costs, respectively.

Property and equipment, net

Property and equipment are stated at cost, less accumulated depreciation, and impairment loss, if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful life
Office equipment	5 years
Computer equipment	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

The Company’s long-lived assets with finite lives, including property and equipment, net are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the six months ended June 30, 2024, no impairment of long-lived assets was recognized.

Fair value measurement

Accounting guidance defines fair value as the exchange price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Accounting guidance establishes a three-level fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are as follows:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company considers the carrying value of its financial assets and liabilities, which consist of cash, accounts receivable, contract assets and contract liabilities, prepayments and other current assets, amounts due from related parties, accounts payable, lease liabilities — current, income tax payable, other payables and accruals approximate the fair value of the respective assets and liabilities as of December 31, 2023 and June 30, 2024 due to their short-term nature.

Contract assets and contract liabilities

Construction projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms until certain conditions are met. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. The majority of these amounts are expected to be billed and collected from clients within twelve months and are classified as current assets.

Contract liabilities on uncompleted construction contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized and provisions for losses. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

Leases

The Company accounts for leases under ASC 842. The Company determines if an arrangement is a lease at inception. A lease is classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease when the lease meets any of the following criteria at lease commencement:

a)	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

b)	The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;

c)	The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;

d)	The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; and

e)	The underlying asset is of such as specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Leases that do not meet any of the above criteria are accounted for as operating leases.

The Company entered into lease agreements as lessee to lease motor vehicles, office equipment and buildings from third parties.

The Company accounts for those motor vehicle and office equipment leases in accordance with ASC 842. The two primary accounting provisions the Company uses to classify transactions as financing leases or operating leases are (i) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term and (ii) the lease term is for 75% or more of the remaining economic life of the underlying asset unless the commencement date falls within the last 25% of the economic life of the underlying asset. The motor vehicle and office equipment leases contain one of the two terms, and the Company believes that the motor vehicle and office equipment leases should be classified as finance leases.

The Company accounts for those building leases in accordance with ASC 842. The Company believes that the building leases agreements do not contain nor meet any of the five primary accounting provisions the Company uses to classify transactions as financing leases. The building leases are classified as operating leases.

Finance lease assets and operating leases are included in right-of-use (“ROU”) assets, and finance lease liabilities are included in current and non-current finance lease liabilities, while operating lease liabilities are included in current and non-current operating lease liabilities, in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Finance and operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option. The Company used the rate implicit in the lease, if available, or the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company elected the practical expedients under ASC 842 that does not require the Company to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, the Company elected not to recognize lease assets and liabilities on its consolidated balance sheets.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. For the six months ended June 30, 2023 and 2024, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

Revenue recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2021 using the modified retrospective approach. The Company’s accounting for revenue recognition remains substantially unchanged prior to adoption of ASC 606. The effect from the adoption of ASC 606 was not material to the Company’s consolidated financial statements.

The Company recognizes revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those services. The following five steps defined under ASC 606 are applied to achieve the core principle of revenue standard:

(i)	Identify the contract with the customer

(ii)	Identify the performance obligations in the contract

(iii)	Determine the transaction price

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

(iv)	Allocate the transaction price to the performance obligations in the contract

(v)	Recognize revenue when the company satisfies a performance obligation

The Company generates revenue mainly from construction projects with the following major categories of works: (i) new construction, (ii) reconstruction, (iii) A&A, and (iv) other general contracting services, such as renovation and design consultation. For new construction, the existing house will be demolished, and a new house will be rebuilt. Reconstruction works involve replacement of substantial part of the house. For A&A works, minor modifications are made to existing structures within the existing building requirements while other general contracting services include renovation and design consultation services.

The following table shows the Company’s revenue by revenue categories for the periods indicated.

	For the six months ended June 30,
	2023 (Unaudited)	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
New construction	1,061,220	4,734,096	3,490,192
Reconstruction	835,098	—	—
A&A	1,031,272	227,222	167,518
Other general contracting services	447,337	—	—
Total revenue	3,374,927	4,961,318	3,657,710

The Company assessed that the four major categories of revenue share the substantially the same characteristics and nature of terms in its contracts with customers and follows the same pattern of transfer of promised services to customers, and thus apply the same revenue recognition policies to all its revenue.

The Company enters into construction contracts with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services are transferred to the customers. It is standard practice for the Company to have the agreements with the Company’s customers in writing. All the agreements have commercial substance, as each contract with the customer has payment terms specified based upon fulfilment of certain conditions and agreed methods charged on monthly basis. The Company will submit monthly progress claim to its customer, and after the Company receives the interim progress certificate from the customer, the Company will issue a tax invoice to the customer. As the Company’s customers are required to pay at different billing stages over the contract period, such progress payments limit the Company’s exposure to credit risk. The company also reasonably expects that the effects on the financial statements of applying ASC 606 to the portfolio of contracts would not differ materially from applying ASC 606 to the individual contracts within that portfolio.

The Company is responsible for a series of work including but not limited to those stated under the scope of work, which can include the design of the project, obtaining the relevant permits and approvals from authorities, engineering, site clearance, procurement of materials, construction and interior fitting-out/installation as part of the contract. The Company believes these services are not distinct as they are highly interrelated and the contract includes a significant service of integrating the various services into the combined work the customer is contracting for, which is the completed property. The contracts may include retentions paid at the end of the project as a warranty to ensure the Company meets the contract requirements. However, since the customer does not have the option to separately purchase the warranty and there are no additional services to the customer during the retention period, such warranty is not recognized as a separate performance obligation. The Company has concluded that the promises to be delivered on the construction contract would be one single performance obligation, and therefore no allocation of the transaction price is required.

The Company’s contracts with each customer are with fixed price and provide for milestone billings based upon the attainment of specific project objectives to ensure the Company meets the contractual requirements. The contract does not have variable consideration. However, the contract subject to modification in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Contract modification is accounted for as part of the existing contract as the remaining work is not distinct and form part of a single performance obligation that is partially satisfied at the date of the contract modification. The impact of contract modification has on the contract price and the Company’s measure of progress towards complete satisfaction of the performance obligation is recognized as a cumulative catch-up adjustment to revenue at the date of contract modification.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

The Company is not required to assess whether a contract contains a significant financing component if the Company expects, at contract inception, that the period between payment by the customers and the transfer of promised services to the customers will be less than one year. Further, the Company believes that with its monthly progress billings there is no financing component in its contracts. There are no non-cash and payable consideration for any services provided by the Company.

The Company recognizes revenue based on the Company’s actual contract costs incurred to the satisfaction of a performance obligation relative to the total estimated costs for the satisfaction of that performance obligation. This input method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that includes several interrelated tasks or activities for a combined output that requires the Company to coordinate the work of subcontracts and employees. Contract costs typically include direct labor, subcontract, professional costs, material and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. No significant changes to estimated costs have occurred and there is no material impact on its revenue recognition for the years ended December 31, 2023 and for the six months ended June 30, 2023 and 2024.

When the current estimates of the total amount of consideration expected to be received in exchange for transferring promised goods or services to the customer, and contract costs indicate a loss, a provision for the entire loss on the contract is made as soon as the loss become evident. An adjustment is also made to reflect the effects of the customer’s credit risk. The loss on a contract is reported as an additional contract cost (an operating expenses), and not as a reduction of revenue or a non-operating expense. The total loss on contracts is negligible for the years ended December 31, 2023 and for the six months ended June 30, 2023 and 2024.

The Company recognizes revenue over time for all projects throughout the contract period.

Warranty

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. At completion, costs for warranties are estimated and these warranties are not service warranties separately sold by the Company. The estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the six months ended June 30, 2023 and 2024 because the Company’s historical warranty expenses were immaterial to the Company’s consolidated financial statements.

Cost of revenue

Cost of revenue for construction contracts primarily consisted of material costs, subcontracting costs, direct labor costs, rental of equipment and other expenses incurred in contract performance. These costs are expenses as incurred.

Borrowing costs

All borrowing costs are recognized in interest expenses in the consolidated statement of income and comprehensive income in the period in which they are incurred.

General and administrative expenses

General and administrative expenses consist primarily of motor vehicle running expenses, travelling and entertainment and general administrative expenses such as of staff costs, rental expenses, depreciation, legal and professional fees and other miscellaneous administrative expenses.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Employee benefit

Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

Government grants

Government grants are compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company. The government evaluates the Company’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of “other income”. The total grants received from the Singapore Government were S$4,296 and S$2,784 ($2,052) for the year ended December 31, 2023 and for the six months ended June 30, 2024, respectively.

Income taxes

The Company accounts for income taxes under ASC 740. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties and interest incurred related to underpayment of income tax for the six months ended June 30, 2024. The Company had no uncertain tax positions as of December 31, 2023 and June 30, 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

As of June 30, 2024, the tax years ended December 31, 2020 through 2023 for the Company’s Singapore subsidiary remain open for statutory examination by Singapore tax authorities.

Related parties’ transactions

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As of December 31, 2023 and June 30, 2024, the Company’s accrued provision for its ongoing litigation matters was S$385,000 and S$385,000 ($291,821) respectively in its consolidated financial statements. For more information see “Note 15 — Commitments and Contingencies”.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2023 and June 30, 2024, there were no dilutive shares.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are located in Singapore, no geographical segments are presented.

Significant Risks

Currency risk

The Company’s operating activities are transacted in S$. Foreign exchange risk may arise from future commercial transactions, and from fluctuations and the degree of volatility of foreign exchange rates between $ and S$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash, accounts receivable, and amounts due from a related party. The maximum exposures of such assets to credit risks are their carrying amounts as of the balance sheet dates. The Company deposits its cash with financial institutions located in Singapore. As of December 31, 2023 and June 30, 2024, S$698,106 and S$153,914 ($113,472)(unaudited) were deposited with financial institutions located in Singapore, respectively. The Deposit Protection Scheme introduced by the Singapore Government insured each depositor at one bank for a maximum amount of S$75,000. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company determines its allowance for credit losses for account receivable using an aging schedule. The Company estimates the credit loss rates based on historical loss information, aging of receivables and management’s judgements, including current, reasonable and supportable. forecasted economic conditions compared to the economic conditions using the historical information. The management believes that its contract acceptance, billing and collection policies are adequate in minimizing material credit risk. Application of progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Credit risk on amounts due from a related party is not significant as the timing of payment is controlled by common director and shareholders taking into account cash flow requirements of the Company and there has been no significant increase in the risk of default nor impairment recognized on the amounts due from a related party since initial recognition.

For the six months ended June 30, 2023, four customers accounted for approximately 23%, 18%, 17% and 16% of the Company’s total revenue. For the six months ended June 30, 2024, four customers accounted for approximately 28%, 24%, 18% and 13% of the Company’s total revenue.

As of December 31, 2023, three customers accounted for approximately 12%, 23% and 65% of the total accounts receivable. As of June 30, 2023, one customer accounted for 100% of the total accounts receivable. As of June 30, 2024, three customers accounted for approximately 45%, 44% and 11% of the total accounts receivable.

For the six months ended June 30, 2023 and 2024, the Company did not have significant suppliers or subcontractors accounting for more than 10% of total purchases.

The table below sets out the suppliers or subcontractors who accounted for 10% or more of the Company’s total accounts payable as of December 31, 2023 and June 30, 2024.

		Percentage of accounts payable (%)
Name of Supplier/Subcontractor	Products/services supplied	As of December 31, 2023	As of June 30, 2024 (Unaudited)
Subcontractor A	Subcontract service	18	27
Subcontractor D	Subcontract service	11	3

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate on cash deposit and floating rate borrowings, and risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage interest rate exposure.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements and is intended to improve disclosures about a public entity’s reportable segments and addresses requests from investors and other allocators of capital for additional, more detailed information about a reportable segment’s expenses. The amendments are effective for fiscal year beginning after December 15, 2023 and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures. In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 enhances the transparency and decision usefulness of the annual income tax disclosures. The two primary enhancements include disaggregating existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The standard is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in ASU 2023-09 should be applied on a prospective basis; however, retrospective application in all prior periods presented in the annual financial statements is permitted. The adoption of ASU 2023-09 is not expected to have a material effect on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of	As of June 30,
	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Accounts receivable	345,488	42,593	31,402
Less: Allowance for credit losses	(30,916)	(19,735)	(14,550)
Accounts receivable, net	314,572	22,858	16,852

Movements of allowance for credit losses are as follows:

	As of	As of June 30,
	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Allowance for expected credit losses, beginning	—	30,916	22,793
Deductions	30,916	(11,181)	(8,243)
Allowance for expected credit losses, ending	30,916	19,735	14,550

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — CONTRACT ASSETS/(LIABILITIES)

Contract assets consisted of the following:

	As of	As of June 30,
	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Revenue recognized to date	12,903,448	17,864,766	13,170,721
Less: Progress billings to date	8,090,135	12,505,134	9,219,356
Less: Credit losses	—	(62,584)	(46,139)
Contract assets, net	4,813,313	5,297,048	3,905,226
Contract liability	—	(50,000)	(36,862)

All contract assets recognized are current with billings expected within the next twelve months.

Movement of the allowance for contract assets were as follows:

	As of	As of June 30,
	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Beginning balance	—	—	—
Addition	—	62,584	46,139
Write-off	—	(62,584)	(46,139)
Ending balance	—	—	—

Contract liabilities consisted of the following:

	As of	As of June 30,
	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Billings in advance of performance obligation under contracts	—	50,000	36,862

Contract liabilities related to contracts are balances due to customers under contracts. These arise if a particular milestone payment exceeds the revenue recognized to date under the cost-to-cost method. All contract liabilities recognized are current with revenue expected to be recognized within the next twelve months.

The movement in contract liabilities is as follows:

	As of	As of June 30,
	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Balance at beginning of the year/period	136,464	—	—
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year/period	(136,464)	—	—
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	—	50,000	36,862
Balance at end of the year/period	—	50,000	36,862

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — OTHER ASSETS

Other assets — current consisted of the following:

	As of	As of June 30,
	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Prepayments	76,249	1,762	1,299
Short-term deposits	—	9,600	7,078
Other assets – current	76,249	11,362	8,377

Other assets — non-current consisted of the following:

	As of	As of June 30,
	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Advance to suppliers	32,077	10,916	8,048
Long-term deposits	54,038	60,602	44,678
Deferred offering costs	324,955	559,727	412,656
Other assets – non-current	411,070	631,245	465,382

Short-term deposits include deposits for tenders while long-term deposits primarily include deposits for leases.

Note 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of	As of June 30,
	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Computers	24,668	24,668	18,187
Office equipment	2,202	2,202	1,623
Subtotal	26,870	26,870	19,810
Less: Accumulated depreciation	(19,011)	(21,167)	(15,605)
Property and equipment, net	7,861	5,703	4,205

Depreciation expenses of owned assets for the year ended December 31, 2023 and for the six months ended June 30, 2024 amounted to S$4,619 and S$2,158 ($1,591), respectively.

No impairment loss had been recognized during the year ended December 31, 2023 and for the six months ended June 30, 2024.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — LEASES

Finance leases as lessee

As of December 31, 2023 and June 30, 2024, the Company has finance leases on its consolidated balance sheets for hire purchase of motor vehicle and lease of office equipment.

The following table shows finance lease liabilities and the associated financial statement line items:

	As of	As of June 30,
	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Liabilities
Finance lease liabilities – current	62,778	43,854	32,331
Finance lease liabilities – non-current	73,173	103,251	76,121
Total	135,951	147,105	108,452

As of December 31, 2023 and June 30, 2024, “Right-of-use assets, net” consisted of the following:

	As of	As of June 30,
	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Motor vehicles under hire purchase	230,334	230,334	169,813
Leased office equipment	73,830	145,182	107,034
Disposal	—	(73,830)	(54,431)
Subtotal	304,164	301,686	222,416
Less: Accumulated amortization	(186,084)	(216,286)	(159,455)
Disposal	—	55,373	40,823
Right-of-use assets (finance lease), net	118,080	140,773	103,784

Information related to finance lease activities during the periods are as follows:

	For the six months ended June 30,
	2023 (Unaudited)	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Finance lease expenses
Amortization	31,173	25,444	18,758
Interest of financing lease liabilities	4,818	4,017	2,962

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — LEASES (cont.)

Future finance lease payments as of June 30, 2024 (unaudited) are detailed as follows:

For the year ending June 30,	S$	$
2025	50,172	36,989
2026	50,172	36,989
2027	34,454	25,401
2028	22,494	16,584
2029	2,449	1,805
Total future lease payment	159,741	117,768
Less: Imputed interest	(12,636)	(9,316)
Present value of finance lease liabilities	147,105	108,452
Less: Current portion	(43,854)	(32,331)
Long-term potion of finance lease liabilities	103,251	76,121

The following table shows the weighted-average lease terms and discount rates for finance leases:

	As of	As of June 30,
	December 31, 2023	2024 (Unaudited)
Weighted average remaining lease term (Years)
Finance leases	2.70	3.38

Weighted average discount rate (%)
Finance leases	5.67	5.25

Operating leases as lessee

As of December 31, 2023 and June 30, 2024, the Company has operating leases on its consolidated balance sheets rentals of leasehold buildings.

The following table shows operating lease liabilities and the associated financial statement line items:

	As of	As of June 30,
	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Liabilities
Operating lease liabilities – current	136,566	156,807	115,605
Operating lease liabilities – non-current	42,217	55,922	41,228
Total	178,783	212,729	156,833

As of December 31, 2023and June 30, 2024, “Right-of-use assets, net” consisted of the following:

	As of	As of June 30,
	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Leasehold buildings	518,964	634,830	468,026
Less: Accumulated amortization	(341,870)	(418,533)	(308,562)
Right-of-use assets (operating lease), net	177,094	216,297	159,464

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — LEASES (cont.)

Information related to operating lease activities during the periods are as follows:

	For the six months ended June 30,
	2023 (Unaudited)	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Operating lease expenses
Amortization	60,575	76,664	56,520
Interest of operating lease liabilities	3,341	3,252	2,398

Future operating lease payments as of June 30, 2024 are detailed as follows:

For the year ending June 30,	S$	$
2025	161,388	118,982
2026	41,803	30,819
2027	20,000	14,745
Total future lease payment	223,191	164,547
Less: Imputed interest	(10,462)	(7,713)
Present value of operating lease liabilities	212,729	156,834
Less: Current portion	(156,807)	(115,605)
Long-term potion of operating lease liabilities	55,922	41,228

The following table shows the weighted-average lease terms and discount rates for operating leases:

	As of	As of June 30,
	December 31, 2023	2024 (Unaudited)
Weighted average remaining lease term (Years)
Operating leases	1.35	1.39

Weighted average discount rate (%)
Operating leases	3.75	3.75

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — LOANS AND BORROWINGS

Long-term and short-term loans and borrowings are as follows:

	As of	As of June 30,
	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Total loans and borrowings	1,266,265	1,032,509	761,213
Less: loans and borrowings – current	429,603	343,410	253,178
Loans and borrowings – non-current	836,662	689,099	508,035

Bank borrowings comprised of the following:

					As of	As of June 30,
Loans and borrowings	Principal amount	Maturity Date	Interest Rate	Repayment Method	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$				S$	S$	$
DBS SME Working Capital Loan	50,000	August 5, 2024	Fixed at 7.00%	Monthly Repayment	7,663	1,963	1,447
Standard Chartered Bank Enterprise Financing Temporary Bridging Loan I	452,000	March 31, 2024	6.25% below prevailing Business Instalment Loan Board Rate, subject to a cap of 5%	Monthly Repayment	39,149	-	-
Standard Chartered Bank Enterprise Financing Temporary Bridging Loan II	275,000	July 31, 2025	4.12% below prevailing Business Instalment Loan Board Rate, subject to a cap of 5%	Monthly Repayment	150,339	103,701	76,453
ETHOZ Capital Ltd Temporary Bridging Loan	300,000	November 29, 2024	Fixed at 5.00%	Monthly Repayment	105,010	53,146	39,182
ANEXT Bank Loan	300,000	January 26, 2028	Fixed at 8.80%	Monthly Repayment	254,370	227,889	168,010
Standard Chartered Bank Business Installment Loan	300,000	August 31, 2028	0.72% below prevailing Business Instalment Loan Board Rate	Monthly Repayment	282,664	257,215	189,631
OCBC Business Term Loan	300,000	August 31, 2028	4.25% below prevailing Business Term Rate	Monthly Repayment	285,360	259,755	191,503
DBS SME Working Capital Loan II	150,000	August 9, 2028	Fixed at 7.75%	Monthly Repayment	141,710	128,840	94,987
Total loans and borrowings					1,266,265	1,032,509	761,213

For the year ended December 31, 2023 and the six months ended June 30, 2024, the effective interest rate of the Company’s loans and borrowings ranges from 2.75% to 8.80%, and 4.88% to 8.80%,respectively.

Interest expenses arising from the Company’s loans and borrowings for the year ended December 31, 2023 and the six months ended June 30, 2024 amounted to S$65,085 and S$ 43,257 ($ 31,891 ), respectively.

All loans and borrowings are secured over the joint and several personal guarantees from Ms. Siew Yian Lee and Mr. Heng Kong Chuan, the director and shareholders of the Company.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — LOANS AND BORROWINGS (cont.)

The maturity dates for the Company’s outstanding loans and borrowings as of June 30, 2024 are as follows:

For the year ending June 30,	S$	$
2025	411,477	303,359
2026	264,951	195,334
2027	256,713	189,261
2028	225,720	166,411
2029	32,266	23,788
Total loans and borrowings	1,191,127	878,153
Less: Imputed interest	(158,618)	(116,940)
Present value of loans and borrowings	1,032,509	761,213

Note 10 — OTHER PAYABLES AND ACCRUALS

The components of other payables and accruals are as follows:

	As of	As of June 30,
	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Accrued expenses	131,435	44,953	33,141
Other payables	553,161	697,502	514,231
GST payable, net	91,828	96,773	71,345
Other payables and accruals	776,424	839,228	618,717

Accrued expenses mainly consisted of staff expenses and professional service fees and costs incurred for operating activities which are yet to bill. Other payables included the provision for legal claims amounting to S$385,000 and S$385,000 ($283,840) as of December 31, 2023 and June 30, 2024 respectively. For more information see “Note 15 — Commitments and Contingencies”.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — OTHER INCOME

	For the six months ended June 30,
	2023 (Unaudited)	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Interest income	3	5	4
Government grants	3,567	2,784	2,052
Total other income	3,570	2,789	2,056

Note 12 — INCOME TAXES

Income tax

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, upon payments of dividends by the Company entities to their shareholders, no Cayman Islands withholding tax will be imposed. Accordingly, the Company does not accrue for taxes.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Company’s subsidiary incorporated in BVI is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the BVI company to its respective shareholders, no BVI withholding tax will be imposed.

Singapore

The Company’s main operating subsidiary is incorporated in Singapore and is subject to income taxes on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant tax laws and regulations of Singapore. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — INCOME TAXES (cont.)

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the six months ended June 30,
	2023 (Unaudited)	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Income tax expenses
Current income tax expenses	35,831	—	—
Deferred income tax expenses	(703)	76,053	56,070
Income tax expenses	35,128	76,053	56,070

Income before tax	300,887	323,477	238,482
Singapore statutory income tax rate	17%	17%	17%
Income tax expenses computed at statutory rate	51,151	54,991	40,542

Reconciling items:
Non-deductible expenses	1,402	3,948	2,911
Tax exemption and rebates	(17,425)	—	—
Others	—	17,114	12,617
Income tax expenses	35,128	76,053	56,070

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	As of	As of June 30,
	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Deferred tax assets
Lease liability	35,415	46,203	34,063
Net operating loss carry-forwards	226,384	243,758	179,709
Deferred tax liabilities
Right-of-use assets	(33,244)	(46,879)	(34,561)
Property and equipment (Temporary depreciation difference)	(6,586)	(5,520)	(4,070)
Unbilled revenue	(800,352)	(891,998)	(657,622)
Deferred tax assets/(liabilities), net	(578,383)	(654,436)	(482,481)

As the deferred tax assets and deferred tax liabilities are generated from the same entity, Springview (S), hence the deferred tax assets and deferred tax liabilities are eligible to net off with each other.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — EQUITY

Ordinary shares

The Company was incorporated in the Cayman Islands on September 27, 2023, with an authorized share capital of $50,000 divided into 50,000,000 ordinary shares of par value of $0.001 per share. On November 16, 2023, the authorized share capital was subsequently amended to become $50,000 divided into 400,000,000 Class A Shares and 100,000,000 Class B Shares.

On December 1, 2023, the Company issued 10,000,000 Class A Shares and 10,000,000 Class B Shares to the controlling shareholders at par value of $0.0001 per share.

Each holder of Class A Shares is entitled to exercise one vote for each Class A Share held on any and all matters to be voted thereon in a general meeting of shareholders, and each holder of Class B Shares is entitled to exercise 20 votes for each Class B Share held on any and all matters to be voted thereon in a general meeting of shareholders. The Class B Shares are not convertible into Class A Shares and the Class A Shares are not convertible into Class B Shares. Holders of the Class A Shares may receive dividends paid by the Company and have the right to the surplus assets of the Company on its liquidation pursuant to the Amended and Restated Memorandum and Articles of Association. However. the holders of the Class B Shares have no right to any share of the dividends paid by the Company and no right to any share in the distribution of any surplus assets of the Company on its liquidation.

Note 14 — Related party balances and transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship to the Company
Springview Contracts Pte. Ltd.	Controlled by executive director and shareholder, Ms. Lee Siew Yian and shareholder, Mr. Heng Kong Chuan
GGL Enterprises Pte. Ltd.	Controlled by CEO and shareholder, Mr. Wang Zhuo, and shareholder, Mr. Heng Kong Chuan
Mr. Heng Kong Chuan	Shareholder and spouse of executive director, Ms. Lee Siew Yian
China International Corporate Management	Controlled by CEO and shareholder, Mr. Wang Zhuo

a.	Accounts receivable due from a related party

	As of	As of June 30,
Related Party Name	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Springview Contracts Pte. Ltd.	145,842	105,053	77,450
Total	145,842	105,053	77,450

b.	Amount due from/(to) related parties

	As of	As of June 30,
Related Party Name	December 31, 2023	2024 (Unaudited)	2024 (Unaudited)
	S$	S$	$
Springview Contracts Pte. Ltd.	—	—	—
Mr. Heng Kong Chuan	(19,902)	—	—
China International Corporate Management	(584,327)	(904,040)	(666,500)

As of the date of this report, the accounts receivable due from Springview Contracts Pte. Ltd. has been fully collected.

During the year ended December 31, 2023 and the six months ended June 30, 2024, the Company received repayment of S$1,000,000 and S$40,789 ($30,072) from Springview Contracts Pte. Ltd., respectively.

During the year ended December 31, 2023 and the six months ended June 30, 2024, the Company repaid Mr. Heng Kong Chuan S$212,051 and S$19,902 ($14,673), respectively.

During the year ended December 31, 2023 and the six months ended June 30, 2024, the Company received proceeds of 584,328 and S$319,713 ($235,708) from China International Corporate Management, respectively.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Related party balances and transactions (cont.)

c.	Related party transactions

		For the six months ended June 30,
Nature	Name	2023 (Unaudited)	2024 (Unaudited)	2024 (Unaudited)
		S$	S$	$
Construction service provided to Springview Contracts Pte. Ltd.	Springview Contracts Pte. Ltd.(1)	171,467	—	—
Interior design service subcontracting cost provided by GGL Enterprises Pte. Ltd.	GGL Enterprises Pte. Ltd.	12,778	—	—

(1)	Springview Contracts Pte. Ltd. engaged the Company to provide construction services for projects under Springview Contracts Pte. Ltd. The total charges are computed and issued as sales invoices to Springview Contracts Pte. Ltd. by the Company at the end of each fiscal year, which resulted in accounts receivable and amounts due from Springview Contracts Pte. Ltd. Such receivables are due within 120 days. As of June 30, 2024, no receivables are considered past due.

Note 15 — COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claim, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable per guidance of ASC Topic 450-20－Loss Contingencies.

As of December 31, 2023 and June 30, 2023, the Company is subject to legal proceeding from a charge by Ministry of Manpower for an offence under Section 12(1) of the Workplace Safety and Health Act for failure to take measure to ensure the safety of its employees at work in one of its construction projects in 2019 which resulted in injuries to one worker and one fatality. The Company has claimed trial to this charge. For the same incident, the Company was also charged under Section 5 of the Building Control Act for carrying out building works that were not approved by the Commissioner of Building Control. Additionally, the Company is also subject to a claim from an employee of a subcontractor for a construction project for damages arising out of injuries and loss suffered as a result of work accident at the project site. The claimant seeks to hold the Company and the subcontractor jointly and severally liable for the claim.

As of December 31, 2023 and June 30, 2024, the Company’s accrued provision for the legal proceedings was S$385,000 and S$385,000 ($283,840) respectively. For the year ended December 31, 2023 and the six months ended June 30, 2024, the Company’s provision for estimated litigation loss was nil.

Note 16 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred up through October 29, 2024, which is the date that these consolidated financial statements are available to be issued, there were no other material subsequent events that require disclosure in these consolidated financial statements.